NO-ACT

ACT ICA 1940
SECTION
RULE 17d-1
PUBLIC AVAILABILITY 12/30/10

Investment Company Act of 1940 – Rule 17d-1

Nuveen Asset Management, Inc., et al.

RESPONSE OF THE OFFICE OF
INVESTMENT COMPANY REGULATION
DIVISION OF INVESTMENT MANAGEMENT

Our Ref. No. 2010-1-ICR
Nuveen Asset Management, Inc., et al.

Your letter of December 29, 2010 requests our assurance that we would not recommend enforcement action to the Securities and Exchange Commission (the "Commission") against Nuveen Asset Management, Inc. ("NAM"), First American Investment Funds, Inc. ("FAIF") and its series (collectively, the "Funds") and U.S. Bank, N.A. (the "Bank", and collectively with NAM and the Funds, the "Requestors") under rule 17d-1 under the Investment Company Act of 1940 ("Act"), if the Requestors rely on the Existing Order (as defined below) under the circumstances described below.

Each Fund is an open-end management investment company registered under the Act. FAF Advisors, Inc. ("FAF"), a wholly-owned subsidiary of the Bank, currently serves as the investment adviser for each Fund. You state that the Bank owns, controls or holds with power to vote 5% or more of the shares of one or more of the Funds.[1] You state that the Bank is an affiliated person, or an affiliated person of an affiliated person, as defined in section 2(a)(3) of the Act, of each Fund. You state that the Bank currently serves as the Funds' securities lending agent, and, as compensation for its services as such, receives a percentage of the income derived from each Fund's securities lending activities, pursuant to an order issued by the Commission under rule 17d-1 under the Act ("Existing Order").[2]

You state that on July 29, 2010, the Bank and FAF entered into an agreement with NAM, its parent company, Nuveen Investments, Inc. ("Nuveen"), and the parent company of Nuveen, Windy City Investments Holdings, L.L.C. ("Windy City"), pursuant to which FAF agreed to sell its long term asset management business (other than its closed-end fund business) to NAM ("Transaction"). You also state that, pursuant to the terms of the agreement, upon the closing of the Transaction ("Closing"), which is expected to occur prior to January 1, 2011, a wholly-owned subsidiary of U.S. Bancorp (the indirect parent company of the Bank) will become the owner of approximately 9.5 percent of NAM's ultimate parent company, Windy City. You state that upon Closing, NAM will become the investment adviser to the Funds. You state further that the Bank will continue to own, control or hold with power to vote 5 percent or more of the shares of one or more Funds. Accordingly, you state that, after the Closing, the Bank will continue to be an affiliated person, or an affiliated person of an affiliated person, of each Fund.

[1] You state that the Bank may beneficially own more than 25 percent of the voting securities of one or more Funds and, therefore, may be deemed to "control" such Funds within the meaning of section 2(a)(9) of the Act.

[2] First American Investment Funds, Inc., et al, Investment Company Act Release Nos. 22181 (Aug. 28, 1996) (notice) and 22245 (Sep. 24, 1996) (order).

You state that, after the Closing, NAM, the Bank and the Funds will not be able to rely on the Existing Order with respect to the Bank's services as lending agent for the Funds unless the relief requested in your letter is granted. You state that the Funds would not be able to participate as lenders in the Bank's securities lending program after the Closing. You state that finding and retaining an unaffiliated securities lending agent to take the place of the Bank after the Closing would take time and that it would not be in the best interests of the Funds to cease all securities lending activities during that process.

You therefore seek our assurances that we would not recommend enforcement action to the Commission under rule 17d-1 under the Act, subject to the conditions specified in your letter, if NAM, the Funds and the Bank rely on the Existing Order during the period beginning on the date of the Closing and ending one year from the date of this letter ("Interim Period").[3]

Based on the facts and representations set forth in your letter, and, in particular, the conditions specified in your letter, we would not recommend enforcement action to the Commission under rule 17d-1 under the Act, if NAM, the Funds and the Bank rely on the Existing Order during the Interim Period.

This response expresses the Division of Investment Management's position on enforcement action only, and does not purport to express any legal conclusions on the questions presented. Facts or conditions different from those presented in your letter might require a different conclusion.

John Yoder
John Yoder
Senior Counsel
Office of Investment Company Regulation
December 30, 2010

[3] The relief sought by your letter would apply to the Funds and any other series of FAIF advised by NAM established after the Closing.

GOODWIN | PROCTER

Philip H. Newman
617.570.1558
pnewman@
goodwinprocter.com

Goodwin Procter LLP
Counselors at Law
Exchange Place
Boston, MA 02109
T: 617.570.1000
F: 617.523.1231

Investment Company Act of 1940/Rule17d-1

December 29, 2010

Elizabeth G. Osterman, Esq.
Associate Director
Office of Exemptive Applications and Special Projects
Division of Investment Management
MS 8549
100 F Street, N.E.
Washington, DC 20549

Re: Nuveen Asset Management, Inc., et al.

Dear Ms. Osterman:

On behalf of Nuveen Asset Management, Inc. ("NAM"), the First American Investment Funds, Inc. ("FAIF") with respect to each portfolio series thereof (collectively, the "Funds") and U.S. Bank, N.A. (the "Bank"), we hereby request that the staff of the Division of Investment Management (the "Staff") of the Securities and Exchange Commission (the "Commission") advise us that it will not recommend that the Commission take enforcement action under Rule 17d-1 under the Investment Company Act of 1940, as amended (the "Act"), if under the circumstances described below, NAM, the Funds and the Bank (collectively, the "Requestors") rely on an exemptive order under Rule 17d-1 under the Act ("Existing Order") for an Interim Period (as defined below) following the proposed sale of the long-term asset management business (other than its closed-end fund business) of FAF Advisors, Inc. ("FAF") to NAM.[1]

I. Background

Each of the Funds is a portfolio series of FAIF, which is registered with the Commission as an open-end management investment company under the Act. FAF, a wholly-owned subsidiary of the Bank, is registered as an investment adviser under the Investment Advisers Act of 1940, as amended, and serves as the investment adviser for each Fund. The Bank serves as the custodian and securities lending agent for each Fund. In its capacity as a trustee and/or discretionary investment manager of various fiduciary accounts, the Bank also owns, controls or holds with power to vote 5% or more of the shares of one or more of the Funds.[2] By reason of the Bank's

[1] First American Investment Funds, Inc., et al., Investment Company Act Release Nos. 22181 (Aug. 28, 1996) (notice) and 22245 (Sep. 24, 1996) (order).

[2] From time to time, the Bank may own beneficially more than 25% of the voting securities of one or more Funds and, therefore, may be deemed to "control" such Funds within the meaning of Section 2(a)(9) of the Act.

control relationship with FAF and/or its ownership of 5% or more of the shares of one or more Funds, the Bank is an affiliated person, or an affiliated person of an affiliated person, of each Fund as defined in Section 2(a)(3) of the Act.

The Existing Order, as originally issued by the Commission in 1996 and subsequently interpreted pursuant to two no-action letters issued by the Staff,[3] provides relief under Rule 17d-1 of the Act to permit an affiliated person of the Funds to serve as the securities lending agent for the Funds and, as compensation for its services as securities lending agent, receive a percentage of the income derived from each Fund's securities lending activities (such compensation arrangement being referred to as a "Fee-Splitting Arrangement").[4]

On July 29, 2010, the Bank and FAF entered into an agreement (the "Purchase Agreement") with (i) NAM, (ii) its parent company, Nuveen Investments, Inc. ("Nuveen"), and (iii) the parent company of Nuveen, Windy City Investments Holdings, L.L.C. ("Windy City"), for the sale of the long-term asset management business (other than its closed-end fund business) of FAF to NAM (the "Pending Transaction"). As contemplated by the terms of the Purchase Agreement, upon the closing (the "Closing") of the Pending Transaction, FAF will cease to be the investment adviser of the Funds and NAM will become the investment adviser of the Funds pursuant to a new investment advisory agreement for each Fund.[5] Also as contemplated by the terms of the Purchase Agreement, upon the Closing, the composition of the Board of Directors of FAIF (the "Board") will change (the resulting Board of Directors is referred to herein as the "New Board").[6] Finally, pursuant to the terms of the Purchase Agreement, upon the Closing, a wholly-owned subsidiary of U.S. Bancorp (the indirect parent company of the Bank) will become the owner of approximately 9.5% of the equity of Windy City. The Closing is expected to occur prior to January 1, 2011.

---

[3] *First American Investment Funds, Inc.* (pub. avail. April 6, 1998) and *U.S. Bancorp Asset Management, Inc., et al.* (pub. avail. Dec. 11, 2001). U.S. Bancorp Asset Management, Inc. is now known as FAF Advisors, Inc.

[4] In a traditional Fee-Splitting Arrangement, the lender (in this case, a Fund) and the lending agent (in this case, the Bank) share the income from the investment of cash collateral from securities loans, net of all payment obligations of the lender to the borrower of securities, in accordance with previously agreed-upon percentages. A traditional Fee-Splitting Arrangement involving a registered investment company and an affiliated person or an affiliated person of an affiliated person of the company may constitute a "joint enterprise or other joint arrangement or profit-sharing plan" within the meaning of Rule 17d-1 under the Act and, therefore, may not be permissible in the absence of an exemptive order from the Commission pursuant to Rule 17d-1 under the Act applicable to such Fee-Splitting Arrangement.

[5] The Board has approved a new investment advisory agreement for each Fund with NAM. The new agreement for each Fund will become effective upon the Closing and is subject to approval by shareholders of the applicable Fund, as required by Section 15(a) of the Act.

[6] The ten members of the New Board will consist of nine individuals currently serving as directors or trustees of other registered investment companies advised by NAM (the "Other NAM Funds") and one individual currently serving as a member of the Board, which individual is expected to be appointed as a director or trustee of the Other NAM Funds.

As noted above, the Bank currently serves as the custodian and securities lending agent for the Funds and, in its capacity as a trustee and/or discretionary investment manager of various fiduciary accounts, the Bank also owns, controls, or holds with power to vote, 5% or more of the shares of one or more of the Funds. It is anticipated that, following the Closing, the Bank will continue to own, control, or hold with power to vote, 5% or more of the shares of one or more of the Funds.[7] Accordingly, following the Closing, the Bank will continue to be an affiliated person, or an affiliated person of an affiliated person, of each Fund and, therefore, the Funds will not be able to participate in the Bank's securities lending program in accordance with the existing contractual arrangements (including a Fee-Splitting Arrangement) without continued relief under Rule 17d-1 under the Act.

Under the terms of the Existing Order, the Board is required to consider, no less frequently than annually, the appropriateness of continued participation in the Bank's securities lending program and the terms of such participation. In September 2010, as contemplated by the terms of the Existing Order, the Board, including a majority of the Directors who are not "interested persons" of Funds or the investment adviser of the Funds (the "Independent Directors"), determined that the contract for securities lending services with the Bank is in the best interests of the Funds and their shareholders. In addition, the Board, including a majority of the Independent Directors, determined that (i) the services performed by the Bank are required by the Funds, (ii) the nature and quality of the securities lending services provided by the Bank are at least equal to those provided by others offering the same or similar services and (iii) the fees for the Bank's services are fair and reasonable in light of the usual and customary charges imposed by others for services of the same nature and quality.[8] In making these determinations, the Board considered, among other things, a report from an independent consultant that compared key metrics of the Funds' securities lending program with those of the securities lending programs of other registered investment companies with similar investment styles, which concluded that the Funds' securities lending arrangement with the Bank "meets or exceeds industry norms" and that the performance of the Bank's securities lending program for the Funds is "outstanding" as compared to that of other securities lending programs.

II. Issue

As noted above, following the Closing the Bank will continue to be an affiliated person, or an affiliated person of an affiliated person, of each Fund. It follows, therefore, that the Bank will not be able to continue serving as securities lending agent for the Funds and be compensated

---

[7] For purposes of this letter, we have assumed that all of the Funds will continue to be under common control after the Closing because NAM will serve as the investment adviser of all of the Funds and all of the Funds will be under the governance of the same officers and directors of FAIF.

[8] In making these determinations and approving the continuation of the contract for securities lending services with the Bank, the Board negotiated for the Funds a new Fee-Splitting Arrangement that is more favorable than the current Fee-Splitting Arrangement and that will become effective on January 1, 2011.

based on a Fee-Splitting Arrangement after the Closing unless the Bank and the Funds are permitted to rely on the Existing Order.[9]

We acknowledge that, after the Closing, NAM, the Bank and the Funds will not be able to rely upon the Existing Order with respect to the Bank's services as a lending agent for the Funds, unless the relief requested in this letter is granted. It follows, therefore, that, unless the relief requested in this letter is granted, the Funds will not be able to participate as a lender in the Bank's securities lending program following the Closing.

Currently, each Fund engages in securities lending activities as a means of incrementally increasing its net investment income, consistent with the Fund's investment objectives and policies. The Funds currently engage in these activities as a participant in the Bank's lending program based upon, among other things, the Board's prior determination that the contract for securities lending services with the Bank is in the best interests of the Funds and their shareholders. As a practical matter, it is not feasible for the Funds to engage in these activities without the services of a securities lending agent, such as the Bank. Finding and retaining an unaffiliated securities lending agent to take the place of the Bank after the Closing would take time and it would not be in the best interests of the Funds to cease all securities lending activities during that process.

Accordingly, we believe that the relief requested in this letter is necessary to permit the Funds to continue realizing the benefits of securities lending activities during the Interim Period, consistent with the best interests of the Funds and their shareholders, thereby avoiding the hardship that would otherwise result from termination of these activities.

III. Proposal

With the goal of continuing to make the benefits of participation in the Bank's securities lending program available to the Funds during the Interim Period, the Requestors propose that NAM, the Bank and the Funds be permitted to rely on the Existing Order, subject to the following conditions:[10]

A. During the period beginning on the date of the Closing and ending one year from the issuance of the Staff's no-action response to this letter (the "Interim Period"),

[9] The Existing Order also provides relief with respect to the securities lending activities of the Bank for the First American Funds, Inc. ("FAFI"). After the consummation of the Pending Transaction, FAF will continue to serve as the investment adviser for each portfolio series of FAFI and the Bank will continue to serve as the securities lending agent for FAFI. Accordingly, the Bank, FAF and FAFI will continue to rely on the Existing Order after the Closing with respect to the Bank's securities lending activities and Fee-Splitting Arrangements with FAFI.

[10] The relief sought herein would apply to the Funds and any other portfolio series of FAIF advised by NAM established after the Closing.

the Bank and the Funds will continue to comply with the terms and conditions of the Existing Order.

B. After the 30th day following the Closing, the Bank will not continue to serve as securities lending agent for any Fund and receive compensation based on a Fee-Splitting Arrangement unless the New Board, including a majority of the Independent Directors, after consultation with an independent consultant, has determined that: (i) the contract with the Bank for securities lending services is in the best interests of the Fund and its shareholders; (ii) the services to be performed by the Bank are required by the Fund; (iii) the nature and quality of the services provided by the Bank are at least equal to those provided by others offering the same or similar services; and (iv) the fees for the Bank's services are fair and reasonable in light of the usual and customary charges imposed by others for services of the same nature and quality.

C. NAM will represent to the New Board and the Bank that NAM is familiar with the terms and conditions of the Existing Order and this letter and that NAM, as investment adviser of the Funds, will comply with the terms and conditions of the Existing Order imposed on FAF as though such terms and conditions were imposed directly on NAM and will take such actions as may be reasonably necessary or appropriate to facilitate ongoing compliance with the terms and conditions of the Existing Order and this letter.

D. The relief sought herein will expire on the last day of the Interim Period.

IV. Conclusion

For the reasons stated above, and subject to the foregoing, we respectfully request that the Staff advise us that it will not recommend that the Commission take enforcement action against NAM, the Bank or the Funds if, after the Closing, the Bank continues to serve as securities lending agent for the Funds and receive compensation based on a Fee-Splitting Arrangement in reliance on the Existing Order during the Interim Period. Should you have any questions related to these matters, please do not hesitate to call the undersigned at (617) 570-1558.

Sincerely,

Philip H. Newman

LIBC/3922751.16

13 11016